NYSE MKT Extends Dejour Energy Inc. Compliance Plan Period

VANCOUVER, British Columbia June 24, 2014 -- Dejour Energy Inc. (NYSE MKT:DEJ / TSX:DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, reported today the NYSE MKT (“the Exchange”), in a letter dated June 18, 2014, confirmed the Company has resolved the continued listing deficiencies with respect to Sections 1003(a)(ii) and (iii) of the NYSE MKT Company Guide (“the Company Guide”) regarding minimum stockholders’ equity.

The Exchange also confirmed that the Company has made a reasonable demonstration of its ability to regain compliance with Section 1003(a) (IV) of the Company Guide which addresses a listing Company’s ability to continue operations and/or meet its obligations as they occur. The Exchange has granted the Company until July 15, 2014 to submit an updated “Plan of Compliance” addressing Section 1003(a)(iv). The Company’s original “Plan of Compliance” was submitted on December 23, 2013 and accepted by the Exchange on January 27, 2014. In that letter, the Exchange granted the Company an extension to regain compliance with Section 1003(a)(iv) until April 4, 2014 and, by letter dated April 17, 2014, an additional extension was granted to June 6, 2014. Failure to make progress consistent with the “Plan of Compliance” or to regain compliance with the continued listing standards by the end of the applicable extension periods could result in the Company’s shares being delisted from the Exchange.

The Company is diligent in its effort to ensure compliance with Exchange requirements within the period granted. Approval has been given to continue its listing pursuant to the extension to allow the Company to conclude these efforts, subject to periodic review by the Exchange.

About Dejour Energy Inc.
Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (56,500 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050 Facsimile: 604.638.5051
Email: investor@dejour.com

Investor Relations – New York
Craig Allison
Phone: 914.882.0960
Email: callison@dejour.com

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